First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                               February 11, 2019



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:                FT 7818 (file no. 333-228723)


Ladies/Gentlemen:

      The undersigned, FT 7818 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on February 14, 2019 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 7818
                                       By:  First Trust Portfolios L.P.


                                       By:  /s/ Elizabeth H. Bull
                                            _____________________________
                                                Elizabeth H. Bull
                                                Senior Vice President